Exhibit 7

British American Tobacco p.l.c.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Zafar Khan
2	Reason for the notification
a)	Position/status	Director, Operations
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares to Mahgul Aslam Khan, a Person Closely Associated
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	18,330

d)	Aggregated information - Aggregated volume - Price	18,330 Nil
e)	Date of the transaction	2026-05-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mahgul Aslam Khan
2	Reason for the notification
a)	Position/status	Person Closely Associated with a person discharging managerial responsibilities; Zafar Khan, Director, Operations
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares from Zafar Khan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	18,330

d)	Aggregated information - Aggregated volume - Price	18,330 Nil
e)	Date of the transaction	2026-05-07
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang Date of notification: 8 May 2026